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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BlackRock, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
US09247X1019
(CUSIP Number)
Merrill Lynch & Co., Inc.
4 World Financial Center
250 Vesey Street
New York, New York 10080
Telephone: (212) 449 - 1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	US09247X1019	Page	2	of	26

1	NAMES OF REPORTING PERSONS: MERRILL LYNCH & CO., INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		52,397,248 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER:

52,397,248 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

52,397,248 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

45%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

[1]	Based on 116,431,385 shares of Common Stock, par value $0.01, of BlackRock, Inc. outstanding as of September 29, 2006, as provided by BlackRock, Inc. to the Reporting Persons on September 29, 2006 (the “Common Stock Outstanding”).

CUSIP No.	US09247X1019	Page	3	of	26

1	NAMES OF REPORTING PERSONS: MERRILL LYNCH INVESTMENT MANAGERS, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		2,832,559 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,832,559 Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,832,559 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.4%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN, IA

[1]	Based on the Common Stock Outstanding.

CUSIP No.	US09247X1019	Page	4	of	26

1	NAMES OF REPORTING PERSONS: FUND ASSET MANAGEMENT, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		15,945,223 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,945,223 Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

15,945,223 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.7%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN, IA

[1]	Based on the Common Stock Outstanding.

CUSIP No.	US09247X1019	Page	5	of	26

1	NAMES OF REPORTING PERSONS: PRINCETON ADMINISTRATORS, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		6,675 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,675 Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

6,675 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 0.01%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN, IA

[1]	Based on the Common Stock Outstanding.

CUSIP No.	US09247X1019	Page	6	of	26

1	NAMES OF REPORTING PERSONS: MERRILL LYNCH GROUP, INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,784,457 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER:

18,784,457 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,784,457 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC, CO

[1]	Based on the Common Stock Outstanding.

CUSIP No.	US09247X1019	Page	7	of	26

1	NAMES OF REPORTING PERSONS: PRINCETON SERVICES, INC.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,784,457 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 Shares

WITH	10	SHARED DISPOSITIVE POWER:

18,784,457 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,784,457 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO, HC

[1]	Based on the Common Stock Outstanding.

CUSIP No.	US09247X1019	Page	8	of	26

1	NAMES OF REPORTING PERSONS: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		2,166 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 Shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,166 Shares

WITH	10	SHARED DISPOSITIVE POWER:

0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,166 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 0.01%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BD, IA, CO

[1]	Based on the Common Stock Outstanding.

CUSIP No. US09247X1019	Page 9 of 26
Item 1. Security and Issuer.
   This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of BlackRock, Inc. (formerly New BlackRock, Inc. and New Boise, Inc.) (the “Issuer”). The principal executive offices of the Issuer are located at 40 East 52nd Street, New York, New York 10022.
Item 2. Identity and Background.
   This statement is being filed by Merrill Lynch & Co., Inc. (“ML&Co.”), Merrill Lynch Investment Management, L.P. (“MLIM LP”), Fund Asset Management, L.P. (“FAM LP”), Princeton Administrators, L.P. (“Princeton Administrators”), Merrill Lynch Group, Inc. (“ML Group”), Princeton Services, Inc. (“Princeton Services”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) (collectively, the “Reporting Persons”).
   ML&Co. is a Delaware corporation that, through its subsidiaries, including the other Reporting Persons, provides broker-dealer, investment banking, financing, wealth management, advisory, asset management, insurance, lending, and related products and services on a global basis. ML Group is a Delaware corporation. Princeton Services is a Delaware corporation. Princeton Services is the general partner of each of Princeton Administrators, MLIM LP, and FAM LP. MLIM LP, Princeton Administrators, and FAM LP are Delaware limited partnerships that formerly owned many of the assets that constituted the Merrill Lynch Investment Managers asset management business (the “MLIM Business”) that was contributed to the Issuer in the transaction described in Items 3, 4, and 6 below. MLPF&S is a Delaware corporation.
   The principal business address of ML&Co., and the address of its principal office, is 4 World Financial Center, 250 Vesey Street, New York, New York 10080. The principal business address of each other Reporting Person is c/o ML&Co. at the same address.
   The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of ML&Co. are set forth in Schedule I-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment, and citizenship of each executive officer of ML&Co. are set forth in Schedule I-B hereto and are incorporated herein by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of ML Group are set forth in Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation, and citizenship of each executive officer of ML Group are set forth in Schedule II-B hereto and are incorporated herein by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of Princeton Services are set forth in Schedule III-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment, and citizenship of each executive officer of Princeton Services are set forth in Schedule III-B hereto and are incorporated herein by reference. The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted), and citizenship of each director of MLPF&S are set forth in Schedule IV-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment, and citizenship of each executive officer of MLPF&S are set forth in Schedule IV-B hereto and are incorporated herein by reference.
   During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, or IV-B hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws, except as noted in the paragraphs below.
   As part of a settlement relating to managing auctions for auction rate securities, the Securities and Exchange Commission (the “Commission”) accepted the offers of settlement of 15 broker-dealer firms, including MLPF&S, and issued a settlement order on May 31, 2006. The Commission found, and MLPF&S neither admitted nor denied, that respondents (including MLPF&S) violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for auction rate securities in ways that were not adequately

CUSIP No. US09247X1019	Page 10 of 26
disclosed or that did not conform to disclosed procedures. MLPF&S consented to a cease and desist order, a censure, a civil money penalty, and compliance with certain undertakings.
   In March 2005, ML&Co. and certain of its affiliates (ML&Co. and its affiliates collectively, “Merrill Lynch”) reached agreements with the State of New Jersey and the New York Stock Exchange (the “NYSE”) and reached an agreement in principle with the State of Connecticut pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that included findings that it failed to maintain certain books and records and to reasonably supervise a team of former financial analysts (“FAs”) who facilitated improper market timing by a hedge fund client. Merrill Lynch terminated the FAs in October 2003, brought the matter to the attention of regulators, and cooperated fully in the regulators’ review. The settlement will result in aggregate payments of $13.5 million.
   In March 2005, Merrill Lynch reached an agreement in principle with the NYSE pursuant to which Merrill Lynch, without admitting or denying the allegations, later consented to a settlement that included findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with regard to certain exchange-traded funds; the failure to ensure that proper registration qualifications were obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a systems error; and partial non-compliance with Continuing Education requirements. The settlement resulted in a payment of $10 million to the NYSE.
   On November 3, 2004, a jury in Houston, Texas convicted four former Merrill Lynch employees of criminal misconduct in connection with a Nigerian barge transaction that the government alleged helped Enron inflate its 1999 earnings by $12 million. The jury also found that the transaction led to investor losses of $13.7 million. Those convictions were reversed by a federal appellate court on August 1, 2006, except for one conviction against one employee based on perjury and obstruction of justice. The government has appealed the reversals. In 2003, Merrill Lynch agreed to pay $80 million to settle Commission charges that it aided and abetted Enron’s fraud by engaging in two improper year-end transactions in 1999, including the Nigerian barge transaction. The $80 million paid in connection with the settlement with the Commission will be made available to settle investor claims. In September 2003, the United States Department of Justice agreed not to prosecute Merrill Lynch for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including Merrill Lynch’s continued cooperation with the Department, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.
   On or about June 27, 2003, the Attorney General for the State of West Virginia brought an action against the defendants that participated in the April 28, 2003, settlement described below. The action, filed in the West Virginia State Court, alleged that the defendants’ research practices violated the West Virginia Consumer Credit and Protection Act. On September 16, 2005, the Circuit Court of Marshall County, West Virginia, dismissed the case, following an earlier decision by the West Virginia Supreme Court holding that the West Virginia Attorney General lacked authority to bring the claims.
   On October 31, 2003, the United States District Court for the Southern District of New York entered final judgments in connection with alleged conflicts of interest affecting research practices. The final settlements pertaining to Merrill Lynch, which involved both monetary and non-monetary relief, brought to a conclusion the regulatory actions against Merrill Lynch related to its research practices. Merrill Lynch entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements did not establish wrongdoing or liability for purposes of any other proceedings.
   For further information, reference is made to the Form ADV of Merrill Lynch on file with, and publicly available on the website of, the Commission.
   The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 10, 2006, a copy of which is attached hereto as Exhibit 7.01.

CUSIP No. US09247X1019	Page 11 of 26
Item 3. Source and Amount of Funds or Other Consideration.
   On September 29, 2006 (the “Closing Date”), the Reporting Persons acquired an aggregate of 52,395,082 Shares and 12,604,918 shares of non-voting Series A Convertible Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), pursuant to the closing of the contribution of the MLIM Business to the Issuer in accordance with the Transaction Agreement and Plan of Merger, by and among ML&Co., BlackRock, Inc. (now BlackRock Holdco 2, Inc.), the Issuer, and Boise Merger Sub, Inc., dated as of February 15, 2006 (the “Transaction Agreement”), which is attached hereto as Exhibit 7.02 and is incorporated by reference in its entirety into this Item 3. MLPF&S beneficially owns an aggregate of 2,166 Shares, which it acquired in ordinary course proprietary trading activity.
   None of the individuals listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, or IV-B hereto has contributed any funds or other consideration towards the purchase of securities of the Issuer, other than the Shares held by such persons as disclosed on Schedule V hereto.
Item 4. Purpose of Transactions.
   The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.
   Except as described in this Schedule 13D, the Reporting Persons and the persons listed on Schedules I-A, II-A, II-B, III-A, III-B, IV-A, and IV-B hereto currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).
Item 5. Interest in Securities of the Issuer.
   (a) As of the Closing Date, the Reporting Persons beneficially owned, in the aggregate, 52,397,248 Shares and 12,604,918 shares of Preferred Stock. The beneficially owned Shares represent, in the aggregate, beneficial ownership of approximately 45% of the Common Stock Outstanding. As a result of the matters described in Items 3 and 6, the Reporting Persons constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly, each Reporting Person may be deemed to beneficially own any Shares that may be beneficially owned by each other Reporting Person.
   The aggregate number and percentage of Shares beneficially owned by each of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A, and IV-B hereto are set forth on Schedule V hereto, which is incorporated by reference into this Item 5(a).
   (b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of Shares beneficially owned by such Reporting Person as indicated above.
   Each Reporting Person shares the power to dispose or direct the disposition of shares of Preferred Stock beneficially owned by such Reporting Person as indicated above.
   (c) Schedule VI hereto, which is incorporated by reference in its entirety into this Item 5(c), sets forth the transactions in the Shares which, to the knowledge of Merrill Lynch, have been effected during the 60 days prior to the Closing Date (excluding any transactions that may have been effected for managed accounts with funds provided by third party customers). All of the transactions set forth on Schedule VI were effected in the ordinary course of business of Merrill Lynch, in ordinary course trading activities. The transactions in the Shares described on Schedule VI were effected on the NYSE or the over-the-counter market. Except as described above, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons listed on Schedules I-A, I-B, II-A, II-B, III-A, III-B, IV-A or IV-B hereto during such 60-day period.
   (d) Not applicable.
   (e) Not applicable.

CUSIP No. US09247X1019	Page 12 of 26
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
   As described in Item 3 above, on the Closing Date, pursuant to the Transaction Agreement, the Issuer and certain of its affiliates transferred to Merrill Lynch 65,000,000 shares of Issuer stock, consisting of 52,395,082 Shares and 12,604,918 shares of Preferred Stock. This summary of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which is attached hereto as Exhibit 7.02 and is incorporated by reference in its entirety into this Item 6.
   Pursuant to a Stockholder Agreement by and among ML & Co. and the Issuer, dated as of February 15, 2006, and amended on the Closing Date (the “Stockholder Agreement”), there is a limitation on the percentage of capital stock that may be owned by Merrill Lynch at any time (the “Merrill Ownership Cap”). Due to the Merrill Ownership Cap, Merrill Lynch is not permitted to acquire any additional capital stock of the Issuer if, after such acquisition, it would hold in the aggregate greater than 49.8% of the total voting power of the voting securities of the Issuer issued and outstanding at such time, or 49.8% of the sum of the voting securities and preferred stock of the Issuer issued and outstanding at such time and issuable upon the exercise of any options or other rights outstanding at such time. The Stockholder Agreement provides that Merrill Lynch is not permitted to transfer any shares of capital stock of the Issuer for a period of three years following the Closing Date, without the prior written consent of the Issuer, and also subjects Merrill Lynch to further transfer restrictions. The Stockholder Agreement also provides that Merrill Lynch shall be entitled to designate two directors to the Issuer’s Board.
   Under the Stockholder Agreement, from and after the Closing Date, Merrill Lynch has agreed that it will not, subject to certain exceptions, compete against any of the businesses of the Issuer anywhere in the world, and the Issuer has agreed that it will not compete in the retail securities brokerage business. The Stockholder Agreement will terminate upon the later of the fifth anniversary of the Closing Date and the first date on which Merrill Lynch owns less than 20% of the total voting power of the outstanding voting securities of the Issuer. The transfer restrictions imposed on Merrill Lynch, however, survive the termination of the Stockholder Agreement until Merrill Lynch beneficially owns less than 5% of the total voting power of the Issuer’s capital stock that is issued and outstanding.
   Under the Stockholder Agreement, after the Closing Date, Merrill Lynch is prohibited from taking part in soliciting, negotiating with, providing information to, or making any statement or proposal to any person with respect to, or making any public announcement with respect to, among other things, any acquisition which would result in Merrill Lynch holding more than the Merrill Ownership Cap or any restructuring or similar transaction with respect to the Issuer or any of its controlled affiliates. Further, under the Stockholder Agreement, several specified actions, including any merger of the Issuer, any amendment of the Issuer’s certificate of incorporation, and any amendment of the Stockholder Agreement, may not be entered into without prior approval of all of the independent directors then in office, or at least two-thirds of the directors then in office. This summary of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholder Agreement, which is attached hereto as Exhibits 7.03 and 7.04, and is incorporated by reference in its entirety into this Item 6.
   Pursuant to a Registration Rights Agreement, dated as of September 29, 2006, by and among the Issuer, ML&Co. and The PNC Financial Services Group, Inc. (the “Registration Rights Agreement”), Merrill Lynch will have the ability to demand registration of its Shares and shares of Preferred Stock, as well as exercise “piggyback” registration rights if securities of the Issuer are registered for sale by the Issuer or other of its stockholders, in each case subject to the restrictions on transfer set forth in the Stockholder Agreement. This summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit 7.05 and is incorporated by reference in its entirety into this Item 6.
Item 7. Material to be Filed as Exhibits

Exhibit	Description

7.01.
Joint Filing Agreement, dated as of October 10, 2006, by and among Merrill Lynch & Co., Inc., Merrill Lynch Investment Management, L.P., Fund Asset Management, L.P., Princeton Administrators, L.P., Merrill Lynch Group, Inc., Princeton Services, Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

CUSIP No. US09247X1019	Page 13 of 26

Exhibit	Description

7.02
Transaction Agreement and Plan of Merger, by and among Merrill Lynch & Co., BlackRock, Inc., New Boise, Inc., and Boise Merger Sub, Inc., dated as of February 15, 2006 (incorporated herein by reference from Annex A to New BlackRock, Inc.’s Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-134916), filed on August 9, 2006).

7.03
Stockholder Agreement, dated as of February 15, 2006, by and among Merrill Lynch & Co., Inc. and New BlackRock, Inc. (incorporated herein by reference from Annex C to New BlackRock, Inc.’s Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-134916), filed on August 9, 2006).

7.04	Amendment No. 1, dated as of September 29, 2006, to the Stockholder Agreement, dated as of February 15, 2006, by and among Merrill Lynch & Co., Inc. and New BlackRock, Inc.

7.05
Registration Rights Agreement, dated as of September 29, 2006, by and among New BlackRock, Inc., Merrill Lynch & Co., Inc. and the PNC Financial Services Group, Inc. (incorporated herein by reference from the Issuer’s Registration Statement on Form S-8 (File No. 333-137708), filed on September 29, 2006).

7.06	Power of Attorney, dated October 9, 2006, relating to Merrill Lynch Group, Inc.

CUSIP No. US09247X1019	Page 14 of 26
SIGNATURES
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 10, 2006

MERRILL LYNCH & CO., INC.

By:	/s/ JONATHAN N. SANTELLI

Name:	Jonathan N. Santelli
Title:	Assistant Secretary

MERRILL LYNCH INVESTMENT MANAGERS, L.P.

By: Princeton Services, Inc., its General Partner

By:	/s/ JONATHAN N. SANTELLI

Name:	Jonathan N. Santelli
Title:	Vice President and Secretary

FUND ASSET MANAGEMENT, L.P.

By: Princeton Services, Inc., its General Partner

By:	/s/ JONATHAN N. SANTELLI

Name:	Jonathan N. Santelli
Title:	Vice President and Secretary

PRINCETON ADMINISTRATORS, L.P.

By: Princeton Services, Inc., its General Partner

By:	/s/ JONATHAN N. SANTELLI

Name:	Jonathan N. Santelli
Title:	Vice President and Secretary

MERRILL LYNCH GROUP, INC.

By:	/s/ JONATHAN N. SANTELLI

Name:	Jonathan N. Santelli
Title:	Authorized Person

PRINCETON SERVICES, INC.

By:	/s/ JONATHAN N. SANTELLI

Name:	Jonathan N. Santelli
Title:	Vice President and Secretary

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

CUSIP No. US09247X1019	Page 15 of 26

By:	/s/ JONATHAN N. SANTELLI

Name:	Jonathan N. Santelli
Title:	Assistant Secretary

CUSIP No. US09247X1019	Page 16 of 26
SCHEDULE I-A
   The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of ML&Co. are set forth below.
   All directors listed below are United States citizens, except for David K. Newbigging who is a U.K. citizen and Judith Mayhew Jonas who is both a U.K citizen and New Zealand citizen.

Name	Present principal occupation or employment
(and the name, principal business and address of any corporation or other organization in which such employment is conducted)

Armando M. Codina	President and Chief Executive Officer of Flagler Development Company Codina Group
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Virgis W. Colbert	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Jill K. Conway	Visiting Scholar, Massachusetts Institute of Technology
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Alberto Cribiore	Managing Partner, Brera Capital Partners
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

John D. Finnegan	Chairman of the Board of The Chubb Corporation
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Judith Mayhew Jonas	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

David K. Newbigging	Chairman of the Board of Talbot Holdings Limited
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Aulana L. Peters	Corporate Director
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

CUSIP No. US09247X1019	Page 17 of 26

Joseph W. Prueher	Corporate Director, Consulting Professor to the Stanford-Harvard Preventive Defensive Project
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Ann N. Reese	Co-Founder and Co-Executive Director of the Center for Adoption Policy
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

Charles O. Rossotti	Senior Advisor to The Carlyle Group
c/o Corporate Secretary’s Office
222 Broadway, 17th Floor
New York, New York 10038

E. Stanley O’Neal	Chairman of the Board, President and Chief Executive Officer
4 World Financial Center
250 Vesey Street
New York, New York 10080

CUSIP No. US09247X1019	Page 18 of 26
SCHEDULE I-B
   The name and present principal occupation or employment of each executive officer of ML&Co. are set forth below.
   The business address for all the executive officers listed below is 4 World Financial Center, 250 Vesey Street, New York, New York 10080.
   All executive officers listed below are United States citizens, except Jeffrey N. Edwards, who is a citizen of both the United States and the United Kingdom.

Name	Present principal occupation or employment

Rosemary T. Berkery	Executive Vice President; General Counsel

Jeffrey N. Edwards	Senior Vice President, Chief Financial Officer

Ahmass L. Fakahany	Executive Vice President; Chief Administrative Officer

Gregory J. Fleming	Executive Vice President; President, Global Markets and Investment Banking

Dow Kim	Executive Vice President; President, Global Markets and Investment Banking

Robert J. McCann	Executive Vice President; President, Vice Chairman, Global Private Client

E. Stanley O’Neal	Chairman of the Board, President and Chief Executive Officer

CUSIP No. US09247X1019	Page 19 of 26
SCHEDULE II-A
   The name and present principal occupation or employment of each director of ML Group are set forth below.
   The principal business address of each director is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
   All directors listed below are United States citizens

Name	Present principal occupation or employment

Richard B. Alsop	Senior Vice President, Corporate Law

Allen G. Braithwaite III	Managing Director, Global Treasury

Kevin D. Dolan	Senior Vice President, Corporate Tax

Kathleen Skero	Managing Director, Merrill Lynch Finance

CUSIP No. US09247X1019	Page 20 of 26
SCHEDULE II-B
   The name and present principal occupation or employment of each executive officer of ML Group are set forth below.
   The business address for all the executive officers listed below is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
   All executive officers listed below are United States citizens.

Name	Present principal occupation or employment
Richard B. Alsop	Vice President

D. Kevin Dolan	Chairman of the Board

Kathleen Skero	President

CUSIP No. US09247X1019	Page 21 of 26
SCHEDULE III-A
   The name and present principal occupation or employment of each director of Princeton Services are set forth below.
   The principal business address of each director is Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
   All directors listed below are United States citizens.

Name	Present principal occupation or employment
John J. Fosina	Managing Director, Merrill Lynch Investment Managers

Carlos M. Morales	Senior Vice President, Office of General Counsel

CUSIP No. US09247X1019	Page 22 of 26
SCHEDULE III-B
   The name and present principal occupation or employment of each executive officer of Princeton Services are set forth below.
   The business address for all the executive officers listed below is c/o Merrill Lynch & Co., Inc., 4 World Financial Center, New York, NY 10080.
   All executive officers listed below are United States citizens.

Name	Present principal occupation or employment
John J. Fosina	President

Carlos M. Morales	Senior Vice President

CUSIP No. US09247X1019	Page 23 of 26
SCHEDULE IV-A
   The name and present principal occupation or employment of each director of MLPF&S are set forth below.
   The principal business address of each director is 4 World Financial Center, New York, NY 10080.
   All directors listed below are United States citizens.

Name	Present principal occupation or employment

Candace E. Browning	Senior Vice President, MLPF&S

Gregory J. Fleming	Executive Vice President, MLPF&S

Dow Kim	Executive Vice President, MLPF&S

Robert J. McCann	Chairman of the Board & Chief Executive Officer, MLPF&S

Carlos M. Morales	Senior Vice President, MLPF&S

CUSIP No. US09247X1019	Page 24 of 26
SCHEDULE IV-B
   The name and present principal occupation or employment of each executive officer of MLPF&S are set forth below.
   The business address for all the executive officers listed below is 4 World Financial Center, New York, NY 10080.
   All executive officers listed below are United States citizens.

Name	Present principal occupation or employment

Rosemary T. Berkery	Executive Vice President

Candace E. Browning	Senior Vice President

Ahmass L. Fakahany	Executive Vice President

Gregory J. Fleming	Executive Vice President

Dow Kim	Executive Vice President

Robert J. McCann	Chairman of the Board, Chief Executive Officer

Carlos M. Morales	Senior Vice President

Joseph F. Regan	First Vice President, Chief Financial Officer

CUSIP No. US09247X1019	Page 25 of 26
SCHEDULE V
   The aggregate number and percentage of the Issuer stock beneficially owned by each of the persons listed on Schedules I-A, II-A, II-B, III-A, III-B, IV- A, and IV-B hereto are set forth below:
   Gregory J. Fleming beneficially owns 95 Shares, but does not have the power to dispose or direct the disposition of such Shares.
   Ahmass Fakahany beneficially owns 75 Shares, but does not have the power to dispose or direct the disposition of such Shares.
   Kevin D. Dolan beneficially owns 55 Shares, but does not have the power to dispose or direct the disposition of such Shares.

CUSIP No. US09247X1019	Page 26 of 26
SCHEDULE VI
   Merrill Lynch engaged in the following purchases and sales of the Shares during the 60-day period prior to the Closing Date.:

Description of	Purchase (P)/
Security	Sale(S)	Entry Date	Settle Date	Quantity	Trade Price
Common Stock	P	8/31/2006	9/6/2006	20	130.15
Common Stock	P	8/31/2006	9/6/2006	100	130.15
Common Stock	P	8/31/2006	9/6/2006	100	130.1532
Common Stock	P	9/12/2006	9/15/2006	100	134.67
Common Stock	P	9/12/2006	9/15/2006	100	134.67
Common Stock	P	9/14/2006	9/19/2006	100	145.34
Common Stock	P	9/14/2006	9/19/2006	100	145.08
Common Stock	P	9/14/2006	9/19/2006	100	146.1
Common Stock	P	9/14/2006	9/19/2006	200	145.96
Common Stock	P	9/14/2006	9/19/2006	100	145.61
Common Stock	P	9/14/2006	9/19/2006	100	145.88
Common Stock	P	9/14/2006	9/19/2006	100	146
Common Stock	P	9/14/2006	9/19/2006	100	146.15
Common Stock	P	9/14/2006	9/19/2006	100	145.31
Common Stock	P	9/14/2006	9/19/2006	100	146.07
Common Stock	P	9/14/2006	9/19/2006	100	145.31
Common Stock	S	9/14/2006	9/19/2006	18	145.66
Common Stock	P	9/14/2006	9/19/2006	18	146.02
Common Stock	S	9/14/2006	9/19/2006	2	145.67
Common Stock	S	9/14/2006	9/19/2006	18	145.68
Common Stock	P	9/14/2006	9/19/2006	2	145.67
Common Stock	S	9/19/2006	9/22/2006	1860	145.0027
Common Stock	S	9/19/2006	9/22/2006	1860	145.0027
Common Stock	P	9/19/2006	9/22/2006	1860	145.0027
Common Stock	P	9/19/2006	9/22/2006	1860	145.0027
Common Stock	P	9/19/2006	9/22/2006	1860	145.0027
Common Stock	P	9/19/2006	9/22/2006	1860	145.0027